UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2003 (5)	File No.: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F  ☒   Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated December 23, 2003
99.2	Insider Report for Robert Halpin, dated December 23, 3003
99.3	Insider Report for Ross Clarkson, dated December 23, 3003
99.4	Insider Report for David Ferguson, dated December 23, 3003
99.5	Insider Report for Lloyd Herrick, dated December 23, 3003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: December 23, 2003	By:	/s/ David Ferguson
David C. Ferguson
Vice President Finance & C.F.O.